SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 21, 2016

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, October 21, 2016 regarding “Ericsson reports Third quarter results 2016”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: October 21, 2016

THIRD QUARTER

REPORT 2016

Stockholm, October 21, 2016

THIRD QUARTER HIGHLIGHTS		Read more (page)

•	Reported sales and sales adjusted for comparable units and currency decreased by -14% YoY, mainly driven by segment Networks where reported sales declined by -19%.	2

•	The negative industry trends from the first half of 2016 have further accelerated. The main reason is weaker demand for mobile broadband, especially in markets with a weak macro-economic environment.	2

•	Gross margin declined to 28.3% (33.9%) YoY following lower mobile broadband capacity sales, a higher share of services sales and lower sales in segment Networks.	3

•	Operating margin decreased to 0.7% (8.6%) YoY, due to lower gross margin and lower sales, partly off-set by lower operating expenses.	4

•	The current industry trends indicate a somewhat weaker than normal seasonal sales growth between the third and fourth quarters. In addition, a renewed managed services contract in North America, with reduced scope, will impact sales negatively. Current business mix of coverage and capacity sales in mobile broadband is anticipated to prevail in the short term.	2

•	The cost and efficiency program is tracking towards target. Further short-term actions, mainly to reduce cost of sales, are being implemented in order to adapt operations to weaker mobile broadband demand.	3

•	Cash flow from operating activities was SEK -2.3 (1.6) b. Operational and structural actions are being taken to improve cash flow in the short and long term.	9

SEK b.	Q3 2016	Q3 2015	YoY change	Q2 2016	QoQ change	9 months 2016	9 months 2015
Net sales	51.1	59.2	-14%	54.1	-6%	157.4	173.4
Sales growth adj. for comparable units and currency	—	—	-14%	—	-9%	-8%	-7%
Gross margin	28.3%	33.9%	—	32.3%	—	31.4%	34.1%
Gross margin excluding restructuring charges	29.4%	34.5%	—	33.2%	—	32.2%	35.3%
Operating income	0.3	5.1	-93%	2.8	-88%	6.6	10.8
Operating income excluding restructuring charges	1.6	6.1	-73%	3.8	-58%	9.5	15.1
Operating margin	0.7%	8.6%	—	5.1%	—	4.2%	6.2%
Operating margin excluding restructuring charges	3.1%	10.2%	—	7.0%	—	6.0%	8.7%
Net income	-0.2	3.1	-106%	1.6	-111%	3.5	6.7
EPS diluted, SEK	-0.07	0.94	-107%	0.48	-115%	1.01	1.98
EPS (Non-IFRS), SEK 1)	0.34	1.34	-75%	0.83	-59%	2.04	3.56
Cash flow from operating activities	-2.3	1.6	-249%	-0.7	225%	-5.4	-1.3
Net cash, end of period 2)	16.3	25.8	-37%	21.0	-22%	16.3	25.8

1)	EPS, diluted, excl. amortizations and write-downs of acquired intangible assets, and excluding restructuring charges.
2)	The definition of Net cash was changed in Q1 2016 and now excludes post-employment benefits, see accounting policies.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

1      Ericsson  |  Third Quarter Report 2016

CEO COMMENTS

The negative industry trends from the first half of 2016 have further accelerated, impacting Q3 sales, primarily relating to mobile broadband. The decline, in both mobile broadband coverage and capacity sales, was particularly strong in markets with a weak macro-economic environment. In addition, capacity sales in Europe were lower than a year ago. Gross margin declined YoY, following lower mobile broadband capacity sales, a higher share of services sales and lower sales in segment Networks.

Business

In the first half of 2016, a number of important markets, in regions such as Latin America, Middle East and Sub-Saharan Africa, were impacted by a weak macro-economic environment. This negative development accelerated in the third quarter and had a negative effect on both mobile broadband coverage and capacity sales in these markets. In addition, capacity sales in Europe were lower than a year ago. Combined, this led to a significant deviation from what the company expected and communicated in conjunction with the Q2 report, and resulted in early announcement of preliminary sales and margins for the third quarter on October 12, 2016.

Both reported sales and sales adjusted for comparable units and currency declined by -14% YoY and sales were particularly weak at the end of the quarter. This shows an acceleration of the negative sales trends compared with the second quarter when the decline in sales, adjusted for comparable units and currency, was -7% YoY. The decline was driven by segment Networks where the reported sales decline worsened from -14% in Q2 to -19% in Q3.

As anticipated, sales in North America declined, mainly due to lower sales in Professional Services. In addition, one customer continued to reduce their investments in mobile broadband. Sales in Mainland China declined by -7% YoY mainly due to lower 3G sales, while 4G deployments continued on a high level. In India the delayed spectrum auctions led to another slow quarter. The transition from 3G to 4G continued to contribute to sales growth in region South East Asia and Oceania.

Sales in the targeted growth areas showed resilience and grew by 3% YoY, driven by Cloud, IP and services related to OSS and BSS. In total, the targeted growth areas now account for 21% of group sales. The strategic partnership with Cisco has to date generated more than 60 deals.

The current industry trends indicate a somewhat weaker than normal seasonal sales growth between the third and fourth quarters. In addition a renewed managed services contract in North America, with reduced scope, will impact sales negatively. The current business mix of coverage and capacity sales in mobile broadband is anticipated to prevail in the short term.

Profitability

Operating income declined to SEK 0.3 (5.1) b. following lower sales in segment Networks and a lower gross margin. The positive effect of the cost and efficiency program did not offset the sharp decline in gross income.

Gross margin declined to 28% (34%) following lower mobile broadband capacity sales, a higher share of services sales and lower sales in segment Networks.

IPR licensing revenues declined YoY and declined slightly QoQ. The IPR revenues in the quarter represent the current licensing contract portfolio.

Cost reductions to secure resilience and competitiveness

The cost and efficiency program was first initiated in November 2014 and then expanded in the second quarter of 2016. We are taking action in all dimensions of the program. Actions in the quarter included headcount reduction activities which were announced and initiated in Sweden, the US, Finland, Spain and the UK. We are tracking towards our target to reduce the annual run rate of operating expenses, excluding restructuring charges, to SEK 53 b. in the second half of 2017.

We will implement further short-term actions mainly to reduce cost of sales, in order to adapt our operations to weaker mobile broadband demand.

Cash flow

Cash flow from operating activities was SEK -2.3 b. in the quarter, mainly due to lower trade payables following lower demand. As cash flow is volatile between quarters it should be viewed on a full-year basis. We are taking operational and structural actions to improve cash flow both in the short and long term. Net cash at the end of quarter was SEK 16.3 b.

Strategy execution

Ericsson is in the middle of a significant company transformation. In addition, the rapid technology development, different and new customer requirements, as well as the convergence of IT, Media and Telecom, are posing both challenges and opportunities. Focus is on speed and fine-tuning of execution, supported by the new company structure which is designed for efficiency and effectiveness.

In short, the strategy builds on three key elements; efficiency and scale of our core business, investments in new revenue base and strong cash flow generation. Combined this will enable us to secure leadership also in the emerging broader 5G market – from technology to new business models and services – enabling us to be a strong business partner to existing and new customers.

Jan Frykhammar

President and CEO

2      Ericsson  |  Third Quarter Report 2016

FINANCIAL HIGHLIGHTS

SEK b.	Q3 2016	Q3 2015	YoY change	Q2 2016	QoQ change	9 months 2016	9 months 2015
Net sales	51.1	59.2	-14%	54.1	-6%	157.4	173.4
Of which Networks	23.3	28.8	-19%	26.8	-13%	75.9	86.4
Of which Global Services	24.8	27.1	-8%	24.5	1%	72.3	77.3
Of which Support Solutions	2.9	3.3	-11%	2.9	2%	9.2	9.5
Of which Modems	—	—	—	—	—	—	0.1
Gross income	14.5	20.1	-28%	17.5	-17%	49.3	59.2
Gross margin (%)	28.3%	33.9%	—	32.3%	—	31.4%	34.1%
Research and development expenses	-7.9	-8.5	-8%	-7.4	6%	-22.7	-26.9
Selling and administrative expenses	-6.2	-6.4	-2%	-7.1	-12%	-20.1	-21.3
Other operating income and expenses	0.0	0.1	-104%	-0.2	-99%	0.0	-0.1
Operating income	0.3	5.1	-93%	2.8	-88%	6.6	10.8
Operating margin	0.7%	8.6%	—	5.1%	—	4.2%	6.2%
for Networks	-1%	10%	—	6%	—	5%	7%
for Global Services	4%	9%	—	6%	—	4%	7%
for Support Solutions	-12%	0%	—	-15%	—	-6%	-2%
for Modems	—	—	—	—	—	—	—
Financial net	-0.6	-0.6	-4%	-0.5	13%	-1.6	-1.2
Taxes	0.1	-1.3	-106%	-0.7	-111%	-1.5	-2.9
Net income	-0.2	3.1	-106%	1.6	-111%	3.5	6.7
Restructuring charges	-1.3	-1.0	29%	-1.0	24%	-2.9	-4.3

THIRD QUARTER COMMENTS

Net sales

Sales as reported decreased by -14% YoY, with a decline in all segments. Sales, adjusted for comparable units and currency, decreased by -14%.

The negative trends from the first half of 2016 accelerated in the quarter, impacting primarily Segment Networks.

The sales decline in Networks was driven mainly by markets with a weak macro-economic environment, impacting both mobile broadband coverage and capacity sales in these markets. Sales in Europe continued to decline YoY, following completion of mobile broadband projects in 2015 and lower capacity sales. Sales in India contributed to the decline following the delayed spectrum auctions which have delayed investments for several quarters. Sales in Mainland China declined YoY due to lower 3G sales, while 4G deployments continued on a high level and sales of core networks increased. Sales in North America declined slightly YoY mainly related to one customer that continued to reduce their investments in mobile broadband.

Sales in Global Services declined by -8% YoY. Professional Services sales declined, partly due to lower sales in markets with a weak macro-economic environment and continued decline in CDMA sales. Managed Services sales declined YoY, partly due to lower sales in North America. As already announced, a major managed services contract has been renewed, with reduced scope. This will impact Managed Services sales negatively also going forward. Network Rollout sales continued to decline YoY, due to lower mobile broadband demand.

In Support Solutions, sales decreased -11% YoY due to lower sales in OSS and BSS. This was partly due to lower software sales in digital transformation projects, in which sales are mainly milestone based. In addition, sales were lower than a year ago in markets with a weak macro-economic environment.

Sales declined QoQ due to lower sales in Networks, particularly in Europe and in markets with a weak macro-economic environment.

IPR licensing revenues declined YoY and declined slightly QoQ. The IPR revenues in the quarter represent the current IPR licensing contract portfolio.

Gross margin

Gross margin declined YoY and QoQ following lower mobile broadband capacity sales, higher share of services sales and lower sales in segment Networks.

Cost and efficiency program and restructuring charges

The cost and efficiency program is tracking towards target. The target, announced last quarter, is to achieve an annual run rate for operating expenses, excluding restructuring charges, of SEK 53 b. in the second half of 2017. This is to be compared with SEK 63 b. for full-year 2014. Operating expenses, excluding restructuring charges, have been reduced to an annual run rate of SEK 56.7 b. in Q3, compared with SEK 57.7 b. in Q2, mainly as a result of actions related to the global cost and efficiency program. Headcount reductions were announced and initiated in Sweden, the US, Spain, Finland and the UK in the quarter.

The company will implement further short-term actions mainly to reduce cost of sales, in order to adapt operations to weaker mobile broadband demand.

The estimate for total restructuring charges in 2016 remains at SEK 4-5 b. The high pace of restructuring activities is anticipated to continue in 2017.

3 Ericsson | Third Quarter Report 2016

Operating expenses

Operating expenses decreased YoY, mainly due to savings related to the cost and efficiency program. Operating expenses decreased QoQ following lower SG&A expenses. However, R&D expenses increased QoQ, following lower capitalization of development expenses and increased related depreciations, as more products reached general availability.

Other operating income and expenses

Other operating income and expenses were stable YoY. The revaluation and realization effects of currency hedge contracts were SEK -0.2 (-0.3) b. This is to be compared with SEK -0.5 b. in Q2, 2016.

The main part of the currency hedge contract balance is in USD. The SEK weakened further against the USD between June 30, 2016 (SEK/USD rate 8.45) and Sep 30, 2016 (SEK/USD rate 8.62).

Operating income

Operating income decreased YoY, due to lower gross margin, lower sales and higher restructuring charges. The decrease in operating income was partly offset by lower operating expenses.

Operating income decreased QoQ due to lower gross margin, lower sales and higher restructuring charges. The decrease in operating income was partly offset by lower operating expenses and a smaller negative effect from valuation of currency hedge contracts.

Financial net

The negative financial net was stable both YoY and QoQ.

Taxes

The tax cost in the quarter was slightly positive.

Net income and EPS

Net income and EPS diluted decreased YoY and QoQ, following the low operating income. EPS diluted was SEK -0.07 (0.94) and EPS (Non-IFRS) was SEK 0.34 (1.34).

Employees

The number of employees on Sep 30, 2016 was 113,797 compared with 116,507 on June 30, 2016. The decrease was mainly a result of headcount reductions as part of the cost and efficiency program and a consequence of a reduced managed services contract in North America.

Modems

The discontinuation of the modems business was completed in Q3 2015.

4      Ericsson  |  Third Quarter Report 2016

REGIONAL SALES

	Third quarter 2016				Change
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	6.1	6.3	0.8	13.2	-8%	-2%
Latin America	1.8	2.4	0.1	4.4	-22%	-4%
Northern Europe and Central Asia	1.1	0.9	0.1	2.0	-19%	-2%
Western and Central Europe	1.1	2.4	0.1	3.6	-21%	-20%
Mediterranean	1.5	2.9	0.2	4.5	-17%	-16%
Middle East	1.6	2.4	0.3	4.3	-25%	-13%
Sub-Saharan Africa	0.9	1.0	0.1	2.0	-25%	-13%
India	1.4	1.1	0.1	2.6	-28%	7%
North East Asia	3.9	2.0	0.3	6.1	-4%	1%
South East Asia and Oceania	2.3	2.7	0.1	5.1	6%	-4%
Other 1)	1.7	0.7	0.8	3.3	-8%	2%

Total	23.3	24.8	2.9	51.1	-14%	-6%

1)	Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America

As anticipated, sales in North America declined, mainly due to lower sales in Professional Services. In the quarter a major managed services contract was renewed with reduced scope. In addition one customer continued to reduce their investments in mobile broadband. There is continued high focus on network and IT transformation. 5G trials are ongoing with all major customers.

Latin America

Sales continued to decline YoY as operators reduced mobile broadband investments due to the recession in the region. Despite the challenging macro-economic environment, operators continue to invest in OSS and BSS transformation and network efficiency.

Northern Europe and Central Asia

Sales decreased YoY as Networks sales were impacted by lower investments in mobile broadband infrastructure in Russia. Operators are investing in ICT transformation, creating demand for OSS and BSS.

Western and Central Europe

Sales declined, following completion of mobile broadband projects in 2015 and lower capacity sales. Operators continue to focus on transforming their networks to meet the increased demand for data consumption and quality improvement.

Mediterranean

Sales declined due to lower investments in mobile broadband infrastructure, mainly related to capacity business. There was positive development in Managed Services and investments are being made in OSS and BSS transformation.

Middle East

Sales declined YoY following a sharp decline in Networks sales due to lower mobile broadband investments. This was driven by macro-economic challenges, mainly in countries with high exposure to low oil prices.

Sub-Saharan Africa

Sales declined mainly due to lower investment levels in some big countries impacted by low oil prices and a weak macro-economic environment.

India

The pending spectrum auctions, which closed early October, negatively impacted mobile broadband investments in the quarter. Professional Services continued to be stable.

North East Asia

Sales declined YoY. In Mainland China, 4G deployments continued on a high level and sales of core networks increased, while 3G sales declined. In Korea and Japan, investments continued on low levels as the initial 4G networks were built with high density as well as good capacity.

South East Asia and Oceania

Sales growth YoY was primarily driven by mobile broadband investments in Indonesia and Malaysia. Professional Services developed favorably, mainly driven by Managed Services.

Other

IPR licensing revenues were down YoY and declined slightly QoQ.

5 Ericsson | Third Quarter Report 2016

SEGMENT RESULTS

NETWORKS

SEK b.	Q3 2016	Q3 2015	YoY change	Q2 2016	QoQ change	9 months 2016	9 months 2015
Net sales	23.3	28.8	-19%	26.8	-13%	75.9	86.4
Sales growth adj. for comparable units and currency	—	—	-20%	—	-17%	-11%	-11%
Operating income	-0.3	2.8	-109%	1.6	-116%	4.1	5.8
Operating income excluding restructuring charges	0.4	3.3	-89%	2.2	-84%	5.6	8.4
Operating margin	-1%	10%	—	6%	—	5%	7%
Operating margin excluding restructuring charges	2%	12%	—	8%	—	7%	10%
EBITA margin	0%	11%	—	7%	—	6%	9%
Restructuring charges	-0.6	-0.6	8%	-0.6	0%	-1.5	-2.6

Net sales

Sales as reported decreased by -19% YoY mainly due to lower sales of mobile broadband. Sales of core networks and IP increased slightly YoY.

The negative industry trends from the first half of 2016, with weaker demand for mobile broadband in markets with a weak macro-economic environment, accelerated further, impacting both coverage and capacity sales in these markets. In addition, mobile broadband capacity sales in Europe were lower than a year ago. Sales in India contributed to the decline following the delayed spectrum auctions which have delayed investments for several quarters. Sales in Mainland China declined YoY due to lower 3G sales, while 4G deployments continued on a high level and sales of core networks increased. Sales in North America declined slightly YoY mainly relating to one customer that continued to reduce their investments in mobile broadband.

Sales, adjusted for comparable units and currency, decreased by -20% YoY.

Sales decreased QoQ, mainly due to lower sales in Europe and in markets with a weak macro-economic environment. Sales also decreased in South-East Asia and Oceania, where large deliveries in coverage projects were made in Q2.

The Ericsson Radio System (ERS) represented close to 10% of total deliveries of radio units year-to-date. The full-year 2017 estimate for the ERS share of total deliveries is approximately 50%, with a gradual increase during the year. The world’s first commercial 5G New Radio (NR) unit was launched by Ericsson in the quarter, ready to be shipped as from the second half of 2017.

Operating income and margin

Operating income and margin decreased YoY, mainly due to lower sales and a lower share of mobile broadband capacity sales. This was partly offset by significantly lower operating expenses, mainly as an effect of the ongoing cost and efficiency program.

Operating income and margin decreased QoQ mainly due to lower sales and a lower share of mobile broadband capacity sales. This was partly offset by lower operating expenses and a lower negative effect of revaluation of currency hedge contracts.

The effects of revaluation and realization of currency hedge contracts were negative at SEK -0.2 (-0.2) b. in the quarter. In Q2, 2016, these effects of currency hedge contracts were negative at SEK -0.4 b.

6      Ericsson  |  Third Quarter Report 2016

GLOBAL SERVICES

SEK b.	Q3 2016	Q3 2015	YoY change	Q2 2016	QoQ change	9 months 2016	9 months 2015
Net sales	24.8	27.1	-8%	24.5	1%	72.3	77.3
Of which Professional Services	18.7	20.5	-9%	18.7	0%	55.3	58.7
Of which Managed Services	7.2	8.0	-10%	7.3	-2%	21.8	23.6
Of which Network Rollout	6.1	6.5	-7%	5.8	4%	17.0	18.7
Sales growth adj. for comparable units and currency	—	—	-8%	—	-2%	-4%	-2%
Operating income	1.0	2.4	-58%	1.5	-33%	3.1	5.7
Of which Professional Services	1.4	2.4	-41%	1.7	-16%	4.4	6.9
Of which Network Rollout	-0.4	0.0	—	-0.2	113%	-1.2	-1.2
Operating margin	4%	9%	—	6%	—	4%	7%
for Professional Services	7%	12%	—	9%	—	8%	12%
for Network Rollout	-7%	0%	—	-3%	—	-7%	-6%
Operating income excluding restructuring charges	1.6	2.7	-42%	1.8	-13%	4.4	7.2
Operating margin excluding restructuring charges	6%	10%	—	7%	—	6%	9%
EBITA margin	5%	10%	—	7%	—	5%	8%
Restructuring charges	-0.6	-0.4	67%	-0.3	73%	-1.3	-1.5

Net sales

Sales as reported, and sales adjusted for comparable units and currency, declined by -8% YoY. Professional Services sales declined, partly due to lower sales in markets with a weak macro-economic environment and continued decline in CDMA sales. Managed Services sales declined YoY and remained stable QoQ. The YoY reduction was partly due to lower sales in North America. As already announced, a major managed services contract has been renewed, with reduced scope. This will impact Managed Services sales negatively going forward. Network Rollout sales continued to decline YoY, due to lower mobile broadband demand.

Sales increased by 1% QoQ, with increased Network Rollout activities in South East Asia.

Operating income and margin

Operating income decreased YoY in Global Services, with lower profitability in Professional Services as well as in Network Roll-out.

Professional Services operating margin, excluding restructuring charges of SEK -0.5 (-0.3) b., declined YoY to 10% (13%) and continued to be negatively impacted by systems integration transformation projects in the start-up phase. Professional Services operating margin, excluding restructuring charges, was stable QoQ.

Network Rollout operating margin declined YoY and QoQ, partly due to increased cost in a few specific projects in emerging markets. Activities continued in order to adapt the service delivery operations to current mobile broadband project volumes. Network Rollout operating margin, excluding restructuring charges of SEK -0.1 b., declined to -5% from -2% in Q2. The restructuring charges in Q2 were SEK -0.1 b.

	Q3 2016	Q2 2016	Q1 2016	Full year 2015
Number of signed Managed Services contracts	15	20	21	101
Number of signed significant consulting & systems integration contracts 1)	19	18	13	66

1)	In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

7      Ericsson  |  Third Quarter Report 2016

SUPPORT SOLUTIONS

SEK b.	Q3 2016	Q3 2015	YoY change	Q2 2016	QoQ change	9 months 2016	9 months 2015
Net sales	2.9	3.3	-11%	2.9	2%	9.2	9.5
Sales growth adj. for comparable units and currency	—	—	-13%	—	-2%	-5%	-10%
Operating income	-0.4	0.0	—	-0.4	-17%	-0.5	-0.2
Operating income excluding restructuring charges	-0.3	0.0	—	-0.4	-10%	-0.4	0.1
Operating margin	-12%	0%	—	-15%	—	-6%	-2%
Operating margin excluding restructuring charges	-11%	1%	—	-12%	—	-4%	1%
EBITA margin	-4%	7%	—	-6%	—	2%	6%
Restructuring charges	0.0	0.0	-5%	-0.1	-49%	-0.1	-0.3

Net sales

Sales as reported decreased -11% YoY due to lower sales in OSS and BSS, partly because of lower software sales in digital transformation projects where sales are mainly project milestone based. In addition, sales in markets with a weak macro-economic environment were lower than a year ago. The overall transition of business models continues, from traditional telecom software licenses to recurrent license revenue deals.

Sales in TV & Media declined slightly YoY. In conjunction with IBC (International Broadcasting Convention) in September several announcements were made, including a partnership with Google to extend the reach of the Ericsson cloud-based MediaFirst TV platform into the Android TV ecosystem.

Sales, adjusted for comparable units and currency, decreased by -13% YoY.

Sales were stable QoQ.

Operating income and margin

Operating income and margin declined YoY, mainly due to lower OSS and BSS software sales and lower IPR licensing revenues.

Operating income improved slightly QoQ.

8      Ericsson  |  Third Quarter Report 2016

CASH FLOW

SEK b.	Q3 2016	Q3 2015	Q2 2016
Net income reconciled to cash	1.5	6.8	1.3
Changes in operating net assets	-3.8	-5.2	-2.0
Cash flow from operating activities	-2.3	1.6	-0.7
Cash flow from investing activities	-2.0	-0.1	1.4
Cash flow from financing activities	-1.5	-0.3	-9.3
Net change in cash and cash equivalents	-4.5	1.0	-7.0
Cash conversion (%)	-155%	23%	-54%

Cash flow from operating activities was SEK -2.3 (1.6) b. The decline was mainly due to decreased trade payables and decreased advances from customers. Trade payables declined following adaption in production, to meet lower demand for mobile broadband. Inventory decreased but remained at a high level.

Year to date, cash flow from operating activities was SEK -5.4 (-1.3) b.

Cash outlays related to restructuring charges were SEK -0.5 (-1.1) b. in the quarter.

Cash flow from investing activities was impacted by investments in property, plant and equipment of SEK -1.3 b., mainly due to continued investments in Global ICT centers. The capital expenditure level will decline as the investments in the Global ICT centers peaked last year. Development expenses of SEK -0.9 b. were capitalized. No acquisitions were made in the quarter.

Cash flow from financing activities amounted to SEK -1.5 b. mainly as a result of decreased external borrowings.

As cash flow is volatile between quarters it should be viewed on a full-year basis. We are taking operational and structural actions to improve cash flow both in the short and long term. Net cash at the end of the quarter was SEK 16.3 b.

Working capital KPIs, number of days	Jan-Sep 2016	Jan-Jun 2016	Jan-Mar 2016	Jan-Dec 2015	Jan-Sep 2015
Sales outstanding (target: <90)	122	115	108	87	113
Inventory (target: <65)	79	81	80	64	72
Payable (target: >60)	56	59	58	53	55

9      Ericsson  |  Third Quarter Report 2016

FINANCIAL POSITION

SEK b.	Sep 30 2016	Sep 30 2015	Jun 30 2016
+ Cash and cash equivalents	24.4	34.0	28.9
+ Interest-bearing securities, current	18.7	17.6	19.8
+ Interest-bearing securities, non-current	0.5	—	—
Gross cash	43.6	51.5	48.8
– Borrowings, current	9.0	2.9	9.7
– Borrowings, non-current	18.3	22.9	18.2
Net cash	16.3	25.8	21.0
Equity	134.0	138.0	136.7
Total assets	275.7	278.4	277.4
Capital turnover (times)	1.1	1.2	1.1
Return on capital employed (%)	4.4%	8.0%	6.5%
Equity ratio (%)	48.6%	49.6%	49.3%
Return on equity (%)	3.2%	6.2%	5.0%

Net cash decreased by SEK -4.6 b. in the quarter mainly as a result of increased operating assets. The net cash position was SEK 16.3 b.

Post-employment benefits were SEK 32.5 b., compared with SEK 27.3 b. on June 30, 2016, following lower discount rates.

The average maturity of long-term borrowings as of Sep 30, 2016, was 4.0 years, compared with 5.0 years 12 months earlier.

Debt maturity profile, Parent Company

10      Ericsson  |  Third Quarter Report 2016

PARENT COMPANY

Income after financial items was SEK 14.1 (10.1) b. The increase was mainly due to higher recognized dividends from subsidiaries compared with last year.

Major changes in the Parent Company’s financial position for the year; decreased cash, cash equivalents and short-term investments of SEK 20.8 b. and decreased current and non-current liabilities to subsidiaries of SEK 7.0 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 27.8 (34.7) b.

The Parent Company has recognized dividends from subsidiaries of SEK 0.5 b. in the quarter.

At the end of the quarter contingent liabilities amounted to SEK 23.1 (22.8) b.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3,432,446 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock on September 30, 2016, was 65,837,475 Class B shares.

11      Ericsson  |  Third Quarter Report 2016

OTHER INFORMATION

Ericsson’s Vestberg stepped down - search for new CEO initiated

On July 25, 2016, Ericsson’s Board of Directors announced that Hans Vestberg stepped down as President and CEO and member of the Board of Directors of Ericsson with immediate effect. Effective immediately Jan Frykhammar, Executive Vice President and CFO, stepped into the position as President and CEO until the now initiated recruitment search is concluded. As customary, the search process will comprise both internal and external candidates.

Carl Mellander, currently VP & Group Treasurer, was appointed acting CFO with immediate effect.

Ericsson appointed Ulf Ewaldsson as head of strategy and technology

Effective September 20, 2016, Ulf Ewaldsson was appointed Senior Vice President, Chief Strategy and Technology Officer and Head of Group Function Strategy and Technology at Ericsson. Rima Qureshi was appointed Head of Region North America July 1, 2016, and has since held dual roles. Both Ewaldsson and Qureshi will continue to be Executive Leadership Team members and report to Ericsson’s CEO.

Ericsson announced change in Executive leadership team

On September 30, 2016, Ericsson announced it will move the position as Chief HR Officer to Sweden and that Bina Chaurasia, based in California, therefore will resign from her role as Senior Vice President and Chief HR Officer, effective November 15, 2016.

Effective November 15, 2016, Maj-Britt Arfert has been appointed acting Chief HR Officer while the search for a successor is underway.

POST-CLOSING EVENTS

Ericsson announced changes in operations in Sweden

On October 4, 2016, Ericsson announced measures intended to be implemented in Sweden, in line with the ongoing cost and efficiency program. Ericsson intends to reduce 3,000 positions in production, research and development (R&D) as well as in sales and administration.

Ericsson announced preliminary Q3, 2016 earnings

On October 12, 2016, Ericsson announced that the business result for the third quarter 2016 would be significantly lower than company expectations. The negative industry trends from the first half of 2016 have further accelerated, impacting Q3, 2016 numbers primarily in Segment Networks. The sales decline was mainly driven by markets with weak macro-economic environment such as Brazil, Russia and the Middle East, impacting both mobile broadband coverage and capacity sales in these markets. In addition, capacity sales in Europe were lower following completion of mobile broadband projects in 2015.

The rating for Ericsson was downgraded to Baa2 by Moody’s

On October 14, 2016, Moody’s announced that they have downgraded the senior unsecured debt ratings to Baa2 from Baa1 and the MTN program rating to Baa2 from Baa1. At the same time, the agency has placed the company’s Baa2/Baa2 ratings on review for further downgrade. Moody’s expects to conclude the review within a maximum time frame of three months.

The rating for Ericsson was downgraded to BBB by S&P

On October 18, 2016, S&P announced that they have downgraded the long-term corporate credit rating on Ericsson to BBB from BBB+, with a negative outlook.

12      Ericsson  |  Third Quarter Report 2016

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2015.

Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;

•	Effects on gross margins of the business mix in the Global Services segment including proportion of new network build-outs and share of new managed services or digital transformation deals with initial transition costs;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	New JV arrangements or partnerships which may not be successful and expose us to future costs;

•	Changes in foreign exchange rates, in particular USD;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
•	No guarantees that specific restructuring or cost-savings initiatives will be sufficient, successful or executed in time to deliver any improvements in short-term earnings;

•	Brexit might lead to economic uncertainty which may impact operators’ investment levels;

•	Various geopolitical forces may impact the global economy and our business;

•	Cyber security incidents, which may have material negative impact.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated anti-corruption program. However, in some of the countries where the company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

Stockholm, October 21, 2016

Telefonaktiebolaget LM Ericsson

Jan Frykhammar, President and CEO

Org. no. 556016-0680

Date for next report: January 26, 2017

13      Ericsson  |  Third Quarter Report 2016

AUDITORS’ REVIEW REPORT

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2016, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 21, 2016

PricewaterhouseCoopers AB

Bo Hjalmarsson

Authorized Public Accountant

Auditor in Charge

Johan Engstam

Authorized Public Accountant

14      Ericsson  |  Third Quarter Report 2016

EDITOR’S NOTE

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), October 21, 2016. A financial analyst, investor and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www. ericsson.com/press and www. ericsson.com/investors

Video material will be published during the day on www.ericsson.com/press

For further information, please contact:

Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,
Head of Investor Relations
Phone:	+46 10 714 64 49, +46 70 575 29 06
E-mail:	peter.nyquist@ericsson.com

Stefan Jelvin, Director,
Investor Relations
Phone:	+46 10 714 20 39, +46 70 986 02 27
E-mail:	stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,
Investor Relations
Phone:	+46 10 713 39 28, +46 73 082 59 28
E-mail:	asa.konnbjer@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone:	+46 10 714 54 00, +46 761 005 400
E-mail:	rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,
Head of External Communications
Phone:	+46 10 719 97 27, +46 73 024 48 73
E-mail:	media.relations@ericsson.com

Corporate Communications
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

15      Ericsson  |  Third Quarter Report 2016

SAFE HARBOR STATEMENT

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

16      Ericsson  |  Third Quarter Report 2016

FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

17      Ericsson  |  Third Quarter Report 2016

CONSOLIDATED INCOME STATEMENT

	Jul-Sep			Jan-Sep
SEK million	2016	2015	Change	2016	2015	Change

Net sales	51,076	59,161	-14%	157,393	173,352	-9%
Cost of sales	-36,616	-39,110	-6%	-108,048	-114,202	-5%

Gross income	14,460	20,051	-28%	49,345	59,150	-17%
Gross margin (%)	28.3%	33.9%		31.4%	34.1%

Research and development expenses	-7,855	-8,540	-8%	-22,745	-26,923	-16%
Selling and administrative expenses	-6,238	-6,393	-2%	-20,067	-21,289	-6%

Operating expenses	-14,093	-14,933	-6%	-42,812	-48,212	-11%

Other operating income and expenses	-3	80		40	-101
Shares in earnings of JV and associated companies	-23	-121		6	-67

Operating income	341	5,077	-93%	6,579	10,770	-39%

Financial income	-226	188		-176	634
Financial expenses	-371	-809		-1,414	-1,839

Income after financial items	-256	4,456	-106%	4,989	9,565	-48%

Taxes	76	-1,338		-1,497	-2,870

Net income	-180	3,118	-106%	3,492	6,695	-48%

Net income attributable to:
Stockholders of the Parent Company	-233	3,080		3,320	6,493
Non-controlling interests	53	38		172	202

Other information
Average number of shares, basic (million)	3,264	3,251		3,261	3,247
Earnings per share, basic (SEK) 1)	-0.07	0.95		1.02	2.00
Earnings per share, diluted (SEK) 1)	-0.07	0.94		1.01	1.98

1)	Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Jul-Sep		Jan-Sep
SEK million	2016	2015	2016	2015

Net income	-180	3,118	3,492	6,695

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-5,347	-1,113	-9,790	-5,886
Tax on items that will not be reclassified to profit or loss	1,218	214	2,406	1,518

Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	0	—	0	—
Revaluation of other investments in shares and participations
Fair value remeasurement	0	60	-4	241
Changes in cumulative translation adjustments	1,520	-1,246	2,368	537
Share of other comprehensive income on JV and associated companies	11	237	-355	141
Tax on items that may be reclassified to profit or loss	0	0	0	0

Total other comprehensive income, net of tax	-2,598	-1,848	-5,375	-3,449

Total comprehensive income	-2,778	1,270	-1,883	3,246

Total comprehensive income attributable to:
Stockholders of the Parent Company	-2,871	1,255	-2,121	3,045
Non-controlling interest	93	15	238	201

18      Ericsson  |  Third Quarter Report 2016

CONSOLIDATED BALANCE SHEET

	Sep 30	Jun 30	Dec 31
SEK million	2016	2016	2015

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	7,437	7,064	5,493
Goodwill	41,976	41,913	41,087
Intellectual property rights, brands and other intangible assets	8,076	8,035	9,316

Property, plant and equipment	17,082	16,856	15,901

Financial assets
Equity in JV and associated companies	761	787	1,210
Other investments in shares and participations	1,188	1,178	1,275
Customer finance, non-current	1,989	2,315	1,739
Interest-bearing securities, non-current	540	—	—
Other financial assets, non-current	4,310	5,061	5,634

Deferred tax assets	17,383	14,451	13,183

	100,742	97,660	94,838

Current assets
Inventories	34,140	34,660	28,436
Trade receivables	70,370	68,461	71,069
Customer finance, current	2,644	2,532	2,041
Other current receivables	24,758	25,297	21,709
Interest-bearing securities, current	18,663	19,846	26,046
Cash and cash equivalents	24,401	28,931	40,224

	174,976	179,727	189,525

Total assets	275,718	277,387	284,363

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	133,138	135,746	146,525
Non-controlling interest in equity of subsidiaries	874	945	841

	134,012	136,691	147,366

Non-current liabilities
Post-employment benefits	32,463	27,323	22,664
Provisions, non-current	170	245	176
Deferred tax liabilities	2,052	2,036	2,472
Borrowings, non-current	18,283	18,164	22,744
Other non-current liabilities	2,127	2,030	1,851

	55,095	49,798	49,907

Current liabilities
Provisions, current	3,075	3,142	3,662
Borrowings, current	9,007	9,653	2,376
Trade payables	21,633	23,709	22,389
Other current liabilities	52,896	54,394	58,663

	86,611	90,898	87,090

Total equity and liabilities	275,718	277,387	284,363

Of which interest-bearing liabilities	27,290	27,817	25,120

Assets pledged as collateral	2,534	2,523	2,526
Contingent liabilities	1,146	1,003	922

19      Ericsson  |  Third Quarter Report 2016

CONSOLIDATED STATEMENT

OF CASH FLOWS

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2016	2015	2016	2015	2015

Operating activities
Net income	-180	3,118	3,492	6,695	13,673
Adjustments to reconcile net income to cash
Taxes	-1,282	51	-5,900	-3,230	-2,835
Earnings/dividends in JV and associated companies	22	136	79	163	130
Depreciation, amortization and impairment losses	2,308	2,425	6,509	7,685	10,206
Other	630	1,052	2,270	2,018	3,110

	1,498	6,782	6,450	13,331	24,284

Changes in operating net assets
Inventories	980	-226	-4,899	-3,862	-366
Customer finance, current and non-current	223	375	-844	522	824
Trade receivables	-624	-1,421	2,220	4,246	7,000
Trade payables	-2,371	-494	-531	-3,562	-2,676
Provisions and post-employment benefits	130	-302	334	1,217	544
Other operating assets and liabilities, net	-2,153	-3,154	-8,132	-13,154	-9,013

	-3,815	-5,222	-11,852	-14,593	-3,687

Cash flow from operating activities	-2,317	1,560	-5,402	-1,262	20,597

Investing activities
Investments in property, plant and equipment	-1,384	-1,807	-4,430	-6,598	-8,338
Sales of property, plant and equipment	111	59	205	1,209	1,301
Acquisitions/divestments of subsidiaries and other operations, net	16	-1,028	-572	-1,255	-2,200
Product development	-885	-982	-3,192	-2,119	-3,302
Other investing activities	-508	37	-663	-125	-543
Interest-bearing securities	610	3,631	6,978	13,708	5,095

Cash flow from investing activities	-2,040	-90	-1,674	4,820	-7,987

Cash flow before financing activities	-4,357	1,470	-7,076	3,558	12,610

Financing activities
Dividends paid	-163	-277	-12,263	-11,337	-11,337
Other financing activities	-1,295	-34	1,560	1,296	627

Cash flow from financing activities	-1,458	-311	-10,703	-10,041	-10,710

Effect of exchange rate changes on cash	1,285	-171	1,956	-555	-2,664

Net change in cash and cash equivalents	-4,530	988	-15,823	-7,038	-764

Cash and cash equivalents, beginning of period	28,931	32,962	40,224	40,988	40,988

Cash and cash equivalents, end of period	24,401	33,950	24,401	33,950	40,224

20      Ericsson  |  Third Quarter Report 2016

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY

	Jan-Sep		Jan-Dec
SEK million	2016	2015	2015

Opening balance	147,366	145,309	145,309
Total comprehensive income	-1,883	3,246	12,362
Sale/repurchase of own shares	-51	126	169
Stock issue (net)	131	—	—
Stock purchase plan	711	641	865
Dividends paid	-12,263	-11,337	-11,337
Transactions with non-controlling interests	1	-1	-2

Closing balance	134,012	137,984	147,366

CONSOLIDATED INCOME STATEMENT

- ISOLATED QUARTERS

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Cost of sales	-36,616	-36,613	-34,819	-46,899	-39,110	-40,536	-34,556

Gross income	14,460	17,495	17,390	26,669	20,051	20,135	18,964
Gross margin (%)	28.3%	32.3%	33.3%	36.3%	33.9%	33.2%	35.4%

Research and development expenses	-7,855	-7,405	-7,485	-7,921	-8,540	-9,896	-8,487
Selling and administrative expenses	-6,238	-7,109	-6,720	-7,996	-6,393	-7,765	-7,131

Operating expenses	-14,093	-14,514	-14,205	-15,917	-14,933	-17,661	-15,618

Other operating income and expenses	-3	-230	273	254	80	1,059	-1,240
Shares in earnings of JV and associated companies	-23	12	17	29	-121	27	27

Operating income	341	2,763	3,475	11,035	5,077	3,560	2,133

Financial income	-226	139	-89	-109	188	-238	684
Financial expenses	-371	-666	-377	-619	-809	-290	-740

Income after financial items	-256	2,236	3,009	10,307	4,456	3,032	2,077

Taxes	76	-670	-903	-3,329	-1,338	-909	-623

Net income	-180	1,566	2,106	6,978	3,118	2,123	1,454

Net income attributable to:
Stockholders of the Parent Company	-233	1,587	1,966	7,056	3,080	2,094	1,319
Non-controlling interests	53	-21	140	-78	38	29	135

Other information
Average number of shares, basic (million)	3,264	3,261	3,258	3,254	3,251	3,247	3,244
Earnings per share, basic (SEK) 1)	-0.07	0.49	0.60	2.17	0.95	0.64	0.41
Earnings per share, diluted (SEK) 1)	-0.07	0.48	0.60	2.15	0.94	0.64	0.40

1)	Based on Net income attributable to stockholders of the Parent Company.

21      Ericsson  |  Third Quarter Report 2016

CONSOLIDATED STATEMENT

OF CASH FLOWS - ISOLATED QUARTERS

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income	-180	1,566	2,106	6,978	3,118	2,123	1,454
Adjustments to reconcile net income to cash
Taxes	-1,282	-3,410	-1,208	395	51	-1,360	-1,921
Earnings/dividends in JV and associated companies	22	73	-16	-33	136	49	-22
Depreciation, amortization and impairment losses	2,308	2,104	2,097	2,521	2,425	2,579	2,681
Other	630	988	652	1,092	1,052	22	944

	1,498	1,321	3,631	10,953	6,782	3,413	3,136

Changes in operating net assets
Inventories	980	-1,667	-4,212	3,496	-226	383	-4,019
Customer finance, current and non-current	223	-816	-251	302	375	405	-258
Trade receivables	-624	-564	3,408	2,754	-1,421	3,630	2,037
Trade payables	-2,371	2,457	-617	886	-494	-1,400	-1,668
Provisions and post-employment benefits	130	218	-14	-673	-302	1,685	-166
Other operating assets and liabilities, net	-2,153	-1,662	-4,317	4,141	-3,154	-5,038	-4,962

	-3,815	-2,034	-6,003	10,906	-5,222	-335	-9,036

Cash flow from operating activities	-2,317	-713	-2,372	21,859	1,560	3,078	-5,900

Investing activities
Investments in property, plant and equipment	-1,384	-1,572	-1,474	-1,740	-1,807	-2,424	-2,367
Sales of property, plant and equipment	111	50	44	92	59	1,075	75
Acquisitions/divestments of subsidiaries and other operations, net	16	-480	-108	-945	-1,028	-169	-58
Product development	-885	-1,099	-1,208	-1,183	-982	-843	-294
Other investing activities	-508	-890	735	-418	37	-280	118
Interest-bearing securities	610	5,355	1,013	-8,613	3,631	9,678	399

Cash flow from investing activities	-2,040	1,364	-998	-12,807	-90	7,037	-2,127

Cash flow before financing activities	-4,357	651	-3,370	9,052	1,470	10,115	-8,027

Financing activities
Dividends paid	-163	-12,067	-33	—	-277	-11,035	-25
Other financing activities	-1,295	2,761	94	-669	-34	431	899

Cash flow from financing activities	-1,458	-9,306	61	-669	-311	-10,604	874

Effect of exchange rate changes on cash	1,285	1,652	-981	-2,109	-171	-1,860	1,476

Net change in cash and cash equivalents	-4,530	-7,003	-4,290	6,274	988	-2,349	-5,677

Cash and cash equivalents, beginning of period	28,931	35,934	40,224	33,950	32,962	35,311	40,988

Cash and cash equivalents, end of period	24,401	28,931	35,934	40,224	33,950	32,962	35,311

22      Ericsson  |  Third Quarter Report 2016

PARENT COMPANY INCOME STATEMENT

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2016	2015	2016	2015	2015

Net sales	—	—	—	—	—
Cost of sales	—	—	—	—	—

Gross income	—	—	—	—	—

Operating expenses	-238	-135	-728	-615	-1,040
Other operating income and expenses	670	822	1,860	2,160	2,889

Operating income	432	687	1,132	1,545	1,849

Financial net	453	318	12,960	8,505	14,952

Income after financial items	885	1,005	14,092	10,050	16,801

Transfers to (-) / from untaxed reserves	—	—	—	—	-1,500
Taxes	-115	-155	-249	-366	-208

Net income	770	850	13,843	9,684	15,093

PARENT COMPANY STATEMENT OF COMPREHENSIVE INCOME

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2016	2015	2016	2015	2015

Net income	770	850	13,843	9,684	15,093

Available-for-sale financial assets
Gains/losses arising during the period	0	—	0	—	—

Revaluation of other investments in shares and participations
Fair value remeasurement	—	60	5	241	457

Total other comprehensive income, net of tax	—	60	5	241	457

Total comprehensive income	770	910	13,848	9,925	15,550

23      Ericsson  |  Third Quarter Report 2016

PARENT COMPANY BALANCE SHEET

SEK million	Sep 30 2016	Dec 31 2015

ASSETS
Fixed assets
Intangible assets	608	809
Tangible assets	368	456
Financial assets	103,830	99,914

	104,806	101,179

Current assets
Inventories	5	—
Receivables	38,364	25,692
Short-term investments	18,289	25,506
Cash and cash equivalents	9,558	23,118

	66,216	74,316

Total assets	171,022	175,495

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,149	48,018
Non-restricted equity	44,330	42,578

	92,479	90,596

Provisions	749	807

Non-current liabilities	42,022	46,457

Current liabilities	35,772	37,635

Total stockholders’ equity, provisions and liabilities	171,022	175,495

24      Ericsson  |  Third Quarter Report 2016

ACCOUNTING POLICIES

THE GROUP

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2015, and should be read in conjunction with that annual report.

There is no significant difference between IFRS effective as per September 30, 2016 and IFRS as endorsed by the EU.

Amendments applied as from the first quarter of 2016*

Presentation in financial statements

In the Consolidated Balance Sheet, Interest-bearing securities, non-current has been added as a new line and Short term investments has been renamed Interest-bearing securities, current. On the Statement of Cash Flow, the line Short-term investments has been renamed Interest-bearing securities.

Accounting for bonds

Due to the conditions in the market for government and mortgage bonds in Sweden, Ericsson now intends to hold bonds purchased in its “Asset management” portfolio until maturity instead of intending to hold them for trading. Bonds purchased in this portfolio after January 1, 2016 are classified as available-for-sale. Bonds held as available-for-sale with a maturity longer than one year are included in Interest-bearing securities, non-current. Bonds held as available-for-sale with a maturity shorter than one year are included in Interest-bearing securities, current. Unrealized gains and losses are recognized in Other comprehensive income. When these securities are derecognized, the accumulated fair value adjustments will be included in financial income.

Net Cash

The definition of Net Cash has been adjusted in order to more clearly represent Ericsson’s ability to meet financial obligations. Post-employment benefits are no longer included in the calculation of Net Cash. Interest-bearing securities, non-current are now included in Net Cash and Gross Cash because these are liquid instruments with low credit risk. Net Cash for prior periods has been recalculated using the new definition. The revised definition is as follows:

Net Cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

Gross Cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

* Updated in the third quarter of 2016 due to purchase of available-for-sale bond

Amendments applied as from the second quarter of 2016

APMs

As from the second quarter, Ericsson has applied the new guidelines issued by ESMA** on APMs (Alternative Performance Measures). In summary, an APM is understood as a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined or specified in IFRS. The APMs presented in the interim report will be reconciled to the most directly reconcilable line items in the financial statements at the end of the interim report.

** European Securities and Markets Authority – a European supervisory authority

25      Ericsson  |  Third Quarter Report 2016

NET SALES BY SEGMENT BY QUARTER

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	23,343	26,765	25,820	37,304	28,817	31,163	26,436
Global Services	24,804	24,481	23,018	30,670	27,055	26,392	23,901
Of which Professional Services	18,747	18,670	17,932	23,072	20,545	20,001	18,131
Of which Managed Services	7,153	7,330	7,352	8,214	7,976	8,150	7,501
Of which Network Rollout	6,057	5,811	5,086	7,598	6,510	6,391	5,770
Support Solutions	2,929	2,862	3,371	5,594	3,289	3,092	3,074
Modems	—	—	—	—	—	24	109

Total	51,076	54,108	52,209	73,568	59,161	60,671	53,520

	2016			2015
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-13%	4%	-31%	29%	-8%	18%	-22%
Global Services	1%	6%	-25%	13%	3%	10%	-20%
Of which Professional Services	0%	4%	-22%	12%	3%	10%	-15%
Of which Managed Services	-2%	0%	-10%	3%	-2%	9%	-3%
Of which Network Rollout	4%	14%	-33%	17%	2%	11%	-31%
Support Solutions	2%	-15%	-40%	70%	6%	1%	-23%
Modems	—	—	—	—	—	—	—

Total	-6%	4%	-29%	24%	-2%	13%	-21%

	2016			2015
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-19%	-14%	-2%	9%	-4%	8%	8%
Global Services	-8%	-7%	-4%	3%	11%	14%	17%
Of which Professional Services	-9%	-7%	-1%	8%	15%	21%	20%
Of which Managed Services	-10%	-10%	-2%	6%	11%	26%	30%
Of which Network Rollout	-7%	-9%	-12%	-9%	-2%	-2%	9%
Support Solutions	-11%	-7%	10%	40%	8%	9%	11%
Modems	—	—	—	—	—	—	—

Total	-14%	-11%	-2%	8%	3%	11%	13%

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	75,928	52,585	25,820	123,720	86,416	57,599	26,436
Global Services	72,303	47,499	23,018	108,018	77,348	50,293	23,901
Of which Professional Services	55,349	36,602	17,932	81,749	58,677	38,132	18,131
Of which Managed Services	21,835	14,682	7,352	31,841	23,627	15,651	7,501
Of which Network Rollout	16,954	10,897	5,086	26,269	18,671	12,161	5,770
Support Solutions	9,162	6,233	3,371	15,049	9,455	6,166	3,074
Modems	—	—	—	133	133	133	109

Total	157,393	106,317	52,209	246,920	173,352	114,191	53,520

	2016			2015
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-12%	-9%	-2%	5%	4%	8%	8%
Global Services	-7%	-6%	-4%	11%	14%	16%	17%
Of which Professional Services	-6%	-4%	-1%	15%	19%	21%	20%
Of which Managed Services	-8%	-6%	-2%	17%	22%	28%	30%
Of which Network Rollout	-9%	-10%	-12%	-2%	1%	3%	9%
Support Solutions	-3%	1%	10%	19%	9%	10%	11%
Modems	—	—	—	—	—	—	—

Total	-9%	-7%	-2%	8%	8%	12%	13%

26      Ericsson  |  Third Quarter Report 2016

SALES GROWTH ADJUSTED FOR

COMPARABLE UNITS AND CURRENCY

	2016			2015
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-17%	6%	-30%	30%	-6%	16%	-28%
Global Services	-2%	8%	-23%	17%	2%	10%	-26%
Support Solutions	-2%	-13%	-39%	70%	7%	-3%	-31%

Total	-9%	6%	-28%	26%	-2%	12%	-28%

	2016			2015
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-20%	-11%	-3%	0%	-15%	-9%	-9%
Global Services	-8%	-3%	0%	-4%	-2%	-2%	-2%
Support Solutions	-13%	-6%	5%	22%	-8%	-13%	-11%

Total	-14%	-7%	-1%	-1%	-9%	-6%	-6%

	2016			2015
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-11%	-7%	-3%	-8%	-11%	-9%	-9%
Global Services	-4%	-2%	0%	-2%	-2%	-2%	-2%
Support Solutions	-5%	0%	5%	0%	-10%	-12%	-11%

Total	-8%	-4%	-1%	-5%	-7%	-6%	-6%

27      Ericsson  |  Third Quarter Report 2016

OPERATING INCOME

BY SEGMENT BY QUARTER

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-251	1,593	2,724	7,154	2,764	2,435	590
Global Services	993	1,484	644	2,530	2,364	1,640	1,681
Of which Professional Services	1,401	1,676	1,293	2,712	2,386	2,403	2,109
Of which Network Rollout	-408	-192	-649	-182	-22	-763	-428
Support Solutions	-351	-421	238	1,668	-6	-240	82
Modems	—	—	—	1	-1	7	0
Unallocated 1)	-50	107	-131	-318	-44	-282	-220

Total	341	2,763	3,475	11,035	5,077	3,560	2,133

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	4,066	4,317	2,724	12,943	5,789	3,025	590
Global Services	3,121	2,128	644	8,215	5,685	3,321	1,681
Of which Professional Services	4,370	2,969	1,293	9,610	6,898	4,512	2,109
Of which Network Rollout	-1,249	-841	-649	-1,395	-1,213	-1,191	-428
Support Solutions	-534	-183	238	1,504	-164	-158	82
Modems	—	—	—	7	6	7	0
Unallocated 1)	-74	-24	-131	-864	-546	-502	-220

Total	6,579	6,238	3,475	21,805	10,770	5,693	2,133

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

OPERATING MARGIN

BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2016			2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-1%	6%	11%	19%	10%	8%	2%
Global Services	4%	6%	3%	8%	9%	6%	7%
Of which Professional Services	7%	9%	7%	12%	12%	12%	12%
Of which Network Rollout	-7%	-3%	-13%	-2%	0%	-12%	-7%
Support Solutions	-12%	-15%	7%	30%	0%	-8%	3%
Modems	—	—	—	—	—	—	—

Total	1%	5%	7%	15%	9%	6%	4%

	2016			2015
As percentage of net sales, year to date	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	5%	8%	11%	10%	7%	5%	2%
Global Services	4%	4%	3%	8%	7%	7%	7%
Of which Professional Services	8%	8%	7%	12%	12%	12%	12%
Of which Network Rollout	-7%	-8%	-13%	-5%	-6%	-10%	-7%
Support Solutions	-6%	-3%	7%	10%	-2%	-3%	3%
Modems	—	—	—	—	—	—	—

Total	4%	6%	7%	9%	6%	5%	4%

28      Ericsson  |  Third Quarter Report 2016

EBITA

BY SEGMENT BY QUARTER

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-56	1,784	2,956	7,668	3,233	3,014	1,218
Global Services	1,253	1,691	837	2,770	2,604	1,918	1,952
Of which Professional Services	1,619	1,849	1,459	2,915	2,605	2,635	2,344
Of which Network Rollout	-366	-158	-622	-145	-1	-717	-392
Support Solutions	-116	-184	496	1,892	226	-4	308
Modems	—	—	—	1	-1	7	0
Unallocated 1)	-49	107	-130	-317	-44	-281	-220

Total	1,032	3,398	4,159	12,014	6,018	4,654	3,258

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	4,684	4,740	2,956	15,133	7,465	4,232	1,218
Global Services	3,781	2,528	837	9,244	6,474	3,870	1,952
Of which Professional Services	4,927	3,308	1,459	10,499	7,584	4,979	2,344
Of which Network Rollout	-1,146	-780	-622	-1,255	-1,110	-1,109	-392
Support Solutions	196	312	496	2,422	530	304	308
Modems	—	—	—	7	6	7	0
Unallocated 1)	-72	-23	-130	-862	-545	-501	-220

Total	8,589	7,557	4,159	25,944	13,930	7,912	3,258

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

EBITA MARGIN

BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2016			2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	0%	7%	11%	21%	11%	10%	5%
Global Services	5%	7%	4%	9%	10%	7%	8%
Of which Professional Services	9%	10%	8%	13%	13%	13%	13%
Of which Network Rollout	-6%	-3%	-12%	-2%	0%	-11%	-7%
Support Solutions	-4%	-6%	15%	34%	7%	0%	10%
Modems	—	—	—	—	—	—	—

Total	2%	6%	8%	16%	10%	8%	6%

	2016			2015
As percentage of net sales, year to date	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	6%	9%	11%	12%	9%	7%	5%
Global Services	5%	5%	4%	9%	8%	8%	8%
Of which Professional Services	9%	9%	8%	13%	13%	13%	13%
Of which Network Rollout	-7%	-7%	-12%	-5%	-6%	-9%	-7%
Support Solutions	2%	5%	15%	16%	6%	5%	10%
Modems	—	—	—	—	—	—	—

Total	5%	7%	8%	11%	8%	7%	6%

29      Ericsson  |  Third Quarter Report 2016

NET SALES

BY REGION BY QUARTER

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

North America	13,224	13,426	13,182	17,082	14,355	14,578	12,246
Latin America	4,381	4,542	4,040	6,106	5,610	5,067	4,574
Northern Europe & Central Asia 1) 2)	2,043	2,093	2,222	2,847	2,520	2,556	2,726
Western & Central Europe 2)	3,565	4,466	3,953	5,320	4,540	5,131	4,741
Mediterranean 2)	4,543	5,427	4,296	6,971	5,470	5,887	4,982
Middle East	4,280	4,921	3,567	6,089	5,728	6,515	4,517
Sub Saharan Africa	2,012	2,313	2,120	2,847	2,691	2,653	2,158
India	2,597	2,426	2,683	3,172	3,629	3,049	3,531
North East Asia	6,122	6,041	5,579	8,916	6,348	6,943	6,030
South East Asia & Oceania	5,054	5,272	5,199	5,329	4,750	4,897	4,259
Other 1) 2)	3,255	3,181	5,368	8,889	3,520	3,395	3,756

Total	51,076	54,108	52,209	73,568	59,161	60,671	53,520

1) Of which in Sweden	690	477	1,113	972	1,135	598	1,091
2) Of which in EU	8,507	9,635	9,229	12,644	10,584	11,453	10,904

	2016			2015
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

North America	-2%	2%	-23%	19%	-2%	19%	-6%
Latin America	-4%	12%	-34%	9%	11%	11%	-30%
Northern Europe & Central Asia 1) 2)	-2%	-6%	-22%	13%	-1%	-6%	-33%
Western & Central Europe 2)	-20%	13%	-26%	17%	-12%	8%	-22%
Mediterranean 2)	-16%	26%	-38%	27%	-7%	18%	-34%
Middle East	-13%	38%	-41%	6%	-12%	44%	-34%
Sub Saharan Africa	-13%	9%	-26%	6%	1%	23%	-17%
India	7%	-10%	-15%	-13%	19%	-14%	49%
North East Asia	1%	8%	-37%	40%	-9%	15%	-35%
South East Asia & Oceania	-4%	1%	-2%	12%	-3%	15%	-14%
Other 1) 2)	2%	-41%	-40%	153%	4%	-10%	-19%

Total	-6%	4%	-29%	24%	-2%	13%	-21%

1) Of which in Sweden	45%	-57%	15%	-14%	90%	-45%	4%
2) Of which in EU	-12%	4%	-27%	19%	-8%	5%	-24%

	2016			2015
Year-over-year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

North America	-8%	-8%	8%	31%	2%	-4%	0%
Latin America	-22%	-10%	-12%	-7%	-5%	-6%	-3%
Northern Europe & Central Asia 1) 2)	-19%	-18%	-18%	-30%	-20%	-6%	12%
Western & Central Europe 2)	-21%	-13%	-17%	-13%	-2%	12%	8%
Mediterranean 2)	-17%	-8%	-14%	-7%	5%	7%	4%
Middle East	-25%	-24%	-21%	-11%	-5%	44%	17%
Sub Saharan Africa	-25%	-13%	-2%	9%	10%	41%	19%
India	-28%	-20%	-24%	34%	81%	85%	108%
North East Asia	-4%	-13%	-7%	-3%	-10%	8%	23%
South East Asia & Oceania	6%	8%	22%	8%	25%	34%	24%
Other 1) 2)	-8%	-6%	43%	91%	4%	1%	15%

Total	-14%	-11%	-2%	8%	3%	11%	13%

1) Of which in Sweden	-39%	-20%	2%	-7%	4%	-41%	9%
2) Of which in EU	-20%	-16%	-15%	-12%	-1%	11%	12%

30      Ericsson  |  Third Quarter Report 2016

NET SALES

BY REGION BY QUARTER, CONT.

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

North America	39,832	26,608	13,182	58,261	41,179	26,824	12,246
Latin America	12,963	8,582	4,040	21,357	15,251	9,641	4,574
Northern Europe & Central Asia 1) 2)	6,358	4,315	2,222	10,649	7,802	5,282	2,726
Western & Central Europe 2)	11,984	8,419	3,953	19,732	14,412	9,872	4,741
Mediterranean 2)	14,266	9,723	4,296	23,310	16,339	10,869	4,982
Middle East	12,768	8,488	3,567	22,849	16,760	11,032	4,517
Sub Saharan Africa	6,445	4,433	2,120	10,349	7,502	4,811	2,158
India	7,706	5,109	2,683	13,381	10,209	6,580	3,531
North East Asia	17,742	11,620	5,579	28,237	19,321	12,973	6,030
South East Asia & Oceania	15,525	10,471	5,199	19,235	13,906	9,156	4,259
Other 1) 2)	11,804	8,549	5,368	19,560	10,671	7,151	3,756

Total	157,393	106,317	52,209	246,920	173,352	114,191	53,520

1) Of which in Sweden	2,280	1,590	1,113	3,796	2,824	1,689	1,091
2) Of which in EU	27,371	18,864	9,229	45,585	32,941	22,357	10,904

	2016			2015
Year to date, year-over-year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

North America	-3%	-1%	8%	7%	-1%	-2%	0%
Latin America	-15%	-11%	-12%	-5%	-5%	-5%	-3%
Northern Europe & Central Asia 1) 2)	-19%	-18%	-18%	-14%	-6%	3%	12%
Western & Central Europe 2)	-17%	-15%	-17%	0%	6%	10%	8%
Mediterranean 2)	-13%	-11%	-14%	1%	5%	6%	4%
Middle East	-24%	-23%	-21%	7%	16%	32%	17%
Sub Saharan Africa	-14%	-8%	-2%	18%	22%	30%	19%
India	-25%	-22%	-24%	74%	91%	97%	108%
North East Asia	-8%	-10%	-7%	2%	5%	15%	23%
South East Asia & Oceania	12%	14%	22%	21%	28%	29%	24%
Other 1) 2)	11%	20%	43%	33%	7%	8%	15%

Total	-9%	-7%	-2%	8%	8%	12%	13%

1) Of which in Sweden	-19%	-6%	2%	-8%	-9%	-16%	9%
2) Of which in EU	-17%	-16%	-15%	1%	7%	12%	12%

TOP 5 COUNTRIES IN SALES

Country As percentage of net sales	Q3		Jan-Sep
	2016	2015	2016	2015

United States	26%	24%	26%	24%
China	8%	7%	8%	8%
India	5%	6%	5%	6%
Italy	3%	3%	3%	3%
United Kingdom	3%	3%	3%	3%

31      Ericsson  |  Third Quarter Report 2016

NET SALES

BY REGION BY SEGMENT

	Q3 2016				Jan-Sep 2016
SEK million	Networks	Global Services	Support Solutions	Total	Networks	Global Services	Support Solutions	Total

North America	6,111	6,320	793	13,224	19,058	18,478	2,296	39,832
Latin America	1,821	2,418	142	4,381	5,940	6,490	533	12,963
Northern Europe & Central Asia	1,070	922	51	2,043	3,382	2,800	176	6,358
Western & Central Europe	1,070	2,386	109	3,565	4,076	7,541	367	11,984
Mediterranean	1,537	2,853	153	4,543	5,110	8,657	499	14,266
Middle East	1,592	2,409	279	4,280	4,870	7,082	816	12,768
Sub Saharan Africa	880	1,030	102	2,012	2,738	3,334	373	6,445
India	1,365	1,120	112	2,597	3,635	3,607	464	7,706
North East Asia	3,862	1,973	287	6,122	11,609	5,646	487	17,742
South East Asia & Oceania	2,312	2,656	86	5,054	8,686	6,594	245	15,525
Other	1,723	717	815	3,255	6,824	2,074	2,906	11,804

Total	23,343	24,804	2,929	51,076	75,928	72,303	9,162	157,393

Share of Total	46%	48%	6%	100%	48%	46%	6%	100%

	Q3 2016
Sequential change, percent	Networks	Global Services	Support Solutions	Total

North America	-7%	4%	7%	-2%
Latin America	-13%	7%	-25%	-4%
Northern Europe & Central Asia	10%	-14%	-2%	-2%
Western & Central Europe	-37%	-9%	-11%	-20%
Mediterranean	-27%	-8%	-23%	-16%
Middle East	-15%	-13%	2%	-13%
Sub Saharan Africa	-11%	-15%	-5%	-13%
India	38%	-11%	-36%	7%
North East Asia	-8%	12%	250%	1%
South East Asia & Oceania	-28%	32%	18%	-4%
Other	-15%	134%	-4%	2%

Total	-13%	1%	2%	-6%

	Q3 2016
Year over year change, percent	Networks	Global Services	Support Solutions	Total

North America	-5%	-9%	-19%	-8%
Latin America	-27%	-17%	-25%	-22%
Northern Europe & Central Asia	-25%	-9%	-43%	-19%
Western & Central Europe	-22%	-20%	-41%	-21%
Mediterranean	-29%	-10%	-3%	-17%
Middle East	-41%	-9%	-30%	-25%
Sub Saharan Africa	-28%	-23%	-20%	-25%
India	-44%	3%	0%	-28%
North East Asia	-7%	-2%	49%	-4%
South East Asia & Oceania	-5%	20%	-15%	6%
Other	-15%	-4%	9%	-8%

Total	-19%	-8%	-11%	-14%

	Jan-Sep 2016

Year over year change, percent	Networks	Global Services	Support Solutions	Total

North America	4%	-9%	-13%	-3%
Latin America	-14%	-16%	-10%	-15%
Northern Europe & Central Asia	-29%	0%	-24%	-19%
Western & Central Europe	-17%	-16%	-26%	-17%
Mediterranean	-21%	-8%	0%	-13%
Middle East	-47%	5%	-10%	-24%
Sub Saharan Africa	-15%	-11%	-28%	-14%
India	-43%	11%	-22%	-25%
North East Asia	-10%	-6%	9%	-8%
South East Asia & Oceania	18%	5%	-13%	12%
Other	11%	-3%	28%	11%

Total	-12%	-7%	-3%	-9%

32      Ericsson  |  Third Quarter Report 2016

PROVISIONS

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	3,387	3,532	3,838	4,331	5,354	4,056	4,427
Additions	666	839	492	589	695	2,777	915
Utilization/Cash out	-716	-794	-667	-1,096	-1,545	-1,217	-1,204
Of which restructuring	-529	-639	-487	-754	-1,103	-472	-437
Reversal of excess amounts	-129	-240	-67	87	-168	-161	-236
Reclassification, translation difference and other	37	50	-64	-73	-5	-101	154

Closing balance	3,245	3,387	3,532	3,838	4,331	5,354	4,056

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	3,838	3,838	3,838	4,427	4,427	4,427	4,427
Additions	1,997	1,331	492	4,976	4,387	3,692	915
Utilization/Cash out	-2,177	-1,461	-667	-5,062	-3,966	-2,421	-1,204
Of which restructuring	-1,655	-1,126	-487	-2,766	-2,012	-909	-437
Reversal of excess amounts	-436	-307	-67	-478	-565	-397	-236
Reclassification, translation difference and other	23	-14	-64	-25	48	53	154

Closing balance	3,245	3,387	3,532	3,838	4,331	5,354	4,056

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	1,384	1,572	1,474	1,739	1,807	2,424	2,367
Capitalized development expenses 1)	885	1,099	1,208	1,183	982	843	294
IPR, brands and other intangible assets	-4	13	5	23	10	26	11

Total	2,265	2,684	2,687	2,945	2,799	3,293	2,672

Depreciation, amortization and impairment losses
Property, plant and equipment	1,106	1,083	1,062	1,194	1,129	1,152	1,214
Capitalized development expenses	511	386	351	349	354	333	342
IPR, brands and other intangible assets	691	635	684	978	942	1,094	1,125

Total	2,308	2,104	2,097	2,521	2,425	2,579	2,681

1)	Including reclassification

33      Ericsson  |  Third Quarter Report 2016

OTHER INFORMATION

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2016	2015	2016	2015	2015

Number of shares and earnings per share
Number of shares, end of period (million)	3,331	3,305	3,331	3,305	3,305
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,069	3,043	3,069	3,043	3,043
Number of treasury shares, end of period (million)	66	53	66	53	49
Number of shares outstanding, basic, end of period (million)	3,265	3,252	3,265	3,252	3,256
Numbers of shares outstanding, diluted, end of period (million)	3,302	3,284	3,302	3,284	3,289
Average number of treasury shares (million)	67	54	59	58	56
Average number of shares outstanding, basic (million)	3,264	3,251	3,261	3,247	3,249
Average number of shares outstanding, diluted (million) 1)	3,301	3,283	3,298	3,280	3,282
Earnings per share, basic (SEK)	-0.07	0.95	1.02	2.00	4.17
Earnings per share, diluted (SEK) 1)	-0.07	0.94	1.01	1.98	4.13
Earnings per share (Non-IFRS), diluted (SEK) 2)	0.34	1.34	2.04	3.56	6.06

Ratios
Days sales outstanding	—	—	122	113	87
Inventory turnover days	86	75	79	72	64
Payable days	56	51	56	55	53
Equity ratio (%)	—	—	48.6%	49.6%	51.8%
Return on equity (%)	-0.7%	9.0%	3.2%	6.2%	9.3%
Return on capital employed (%)	0.2%	11.2%	4.4%	8.0%	11.6%
Capital turnover (times)	1.1	1.3	1.1	1.2	1.3
Cash conversion (%)	-154.7%	23.0%	-83.8%	-9.5%	84.8%

Exchange rates used in the consolidation 3)
SEK/EUR- closing rate	—	—	9.63	9.40	9.17
SEK/USD- closing rate	—	—	8.62	8.38	8.40

Other
Regional inventory, end of period	18,777	18,413	18,777	18,413	15,453
Export sales from Sweden	22,589	26,921	73,640	82,885	117,486

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.
3)	Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors

NUMBER OF EMPLOYEES

	2016			2015
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

North America	12,229	13,838	14,081	14,548	14,669	14,975	15,156
Latin America	9,592	9,616	9,836	10,412	10,754	10,823	10,970
Northern Europe & Central Asia 1)	19,759	20,177	20,167	20,700	20,953	21,441	21,556
Western & Central Europe	13,574	13,727	12,100	12,220	12,042	12,400	12,575
Mediterranean	13,110	12,957	12,906	12,702	12,748	12,925	13,363
Middle East	3,479	3,573	3,608	3,639	3,634	3,717	3,813
Sub Saharan Africa	2,167	2,347	2,377	2,301	2,306	2,389	2,442
India	22,340	22,541	22,424	21,999	21,343	21,353	21,215
North East Asia	13,434	13,547	13,623	13,706	13,782	13,104	13,488
South East Asia & Oceania	4,113	4,184	4,178	4,054	4,009	4,056	4,128

Total	113,797	116,507	115,300	116,281	116,240	117,183	118,706

1) Of which in Sweden	15,872	16,190	16,290	17,041	17,242	17,560	17,569

34      Ericsson  |  Third Quarter Report 2016

RESTRUCTURING CHARGES BY FUNCTION

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cost of sales	-546	-461	-328	-282	-351	-1,157	-484
Research and development expenses	-529	-422	-257	-305	-547	-1,118	-51
Selling and administrative expenses	-190	-138	-47	-117	-80	-469	-79

Total	-1,265	-1,021	-632	-704	-978	-2,744	-614

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-1,335	-789	-328	-2,274	-1,992	-1,641	-484
Research and development expenses	-1,208	-679	-257	-2,021	-1,716	-1,169	-51
Selling and administrative expenses	-375	-185	-47	-745	-628	-548	-79

Total	-2,918	-1,653	-632	-5,040	-4,336	-3,358	-614

RESTRUCTURING CHARGES BY SEGMENT

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-609	-607	-295	-259	-565	-1,842	-173
Global Services	-598	-346	-315	-213	-358	-691	-419
Of which Professional Services	-475	-273	-237	-60	-316	-175	-140
Of which Network Rollout	-123	-73	-78	-153	-42	-516	-279
Support Solutions	-35	-68	-22	-230	-37	-194	-19
Modems	—	—	—	1	-1	-12	-3
Unallocated	-23	—	—	-3	-17	-5	—

Total	-1,265	-1,021	-632	-704	-978	-2,744	-614

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-1,511	-902	-295	-2,839	-2,580	-2,015	-173
Global Services	-1,259	-661	-315	-1,681	-1,468	-1,110	-419
Of which Professional Services	-985	-510	-237	-691	-631	-315	-140
Of which Network Rollout	-274	-151	-78	-990	-837	-795	-279
Support Solutions	-125	-90	-22	-480	-250	-213	-19
Modems	—	—	—	-15	-16	-15	-3
Unallocated	-23	—	—	-25	-22	-5	—

Total	-2,918	-1,653	-632	-5,040	-4,336	-3,358	-614

35      Ericsson  |  Third Quarter Report 2016

RECONCILIATION TABLES, NON-IFRS

MEASURES

This section includes a reconciliation of certain non-IFRS financial measures to the most directly reconcilable line items in the financial statements. The presentation of non-IFRS financial measures has limitations as analytical tools and should not be considered in isolation or as a substitute for our related financial measures prepared in accordance with IFRS.

Non-IFRS financial measures are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods. Management uses these non-IFRS financial measures to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The non-IFRS financial measures presented in this report may differ from similarly-titled measures used by other companies.

SALES GROWTH ADJUSTED FOR COMPARABLE UNITS AND CURRENCY

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2016			2015
Isolated quarter, sequential change	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Acquired/divested business	-63	-35	0	0	0	0	-422
Net FX impact	-1,924	1,221	766	1,153	335	-608	-3,812
Comparable net sales, excluding FX impact	49,089	55,294	52,975	74,721	59,496	60,063	49,286
Sales growth adjusted for comparable units and currency (%)	-9%	6%	-28%	26%	-2%	12%	-28%

	2016			2015
Isolated quarter, year over year change	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Acquired/divested business	-96	-95	-73	0	0	0	-422
Net FX impact	-200	2,329	655	-6,005	-6,683	-9,143	-8,475
Comparable net sales, excluding FX impact	50,780	56,342	52,791	67,563	52,478	51,528	44,623
Sales growth adjusted for comparable units and currency (%)	-14%	-7%	-1%	-1%	-9%	-6%	-6%

	2016			2015
Year to date, year over year change	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Reported net sales	157,393	106,317	52,209	246,920	173,352	114,191	53,520
Acquired/divested business	-264	-168	-73	-422	-422	-422	-422
Net FX impact	2,783	2,983	655	-30,307	-24,301	-17,618	-8,475
Comparable net sales, excluding FX impact	159,912	109,132	52,791	216,191	148,629	96,151	44,623
Sales growth adjusted for comparable units and currency (%)	-8%	-4%	-1%	-5%	-7%	-6%	-6%

36      Ericsson  |  Third Quarter Report 2016

ITEMS EXCLUDING RESTRUCTURING CHARGES

Gross income, operating expenses, and operating income are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross income	14,460	17,495	17,390	26,669	20,051	20,135	18,964
Net Sales	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Gross margin (%)	28.3%	32.3%	33.3%	36.3%	33.9%	33.2%	35.4%

Gross income	14,460	17,495	17,390	26,669	20,051	20,135	18,964
Restructuring charges included in cost of sales	546	461	328	282	351	1,157	484
Gross income, excluding restructuring charges	15,006	17,956	17,718	26,951	20,402	21,292	19,448

Net Sales	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Gross margin, excluding restructuring charges (%)	29.4%	33.2%	33.9%	36.6%	34.5%	35.1%	36.3%

Operating expenses	-14,093	-14,514	-14,205	-15,917	-14,933	-17,661	-15,618
Restructuring charges included in R&D expenses	529	422	257	305	547	1,118	51
Restructuring charges included in selling and administrative expenses	190	138	47	117	80	469	79
Operating expenses, excluding restructuring charges	-13,374	-13,954	-13,901	-15,495	-14,306	-16,074	-15,488

Operating income	341	2,763	3,475	11,035	5,077	3,560	2,133
Net Sales	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Operating margin (%)	0.7%	5.1%	6.7%	15.0%	8.6%	5.9%	4.0%

Operating income	341	2,763	3,475	11,035	5,077	3,560	2,133
Total restructuring charges	1,265	1,021	632	704	978	2,744	614
Operating income, excluding restructuring charges	1,606	3,784	4,107	11,739	6,055	6,304	2,747

Net Sales	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Operating margin, excluding restructuring charges (%)	3.1%	7.0%	7.9%	16.0%	10.2%	10.4%	5.1%

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Gross income	49,345	34,885	17,390	85,819	59,150	39,099	18,964
Net Sales	157,393	106,317	52,209	246,920	173,352	114,191	53,520
Gross margin (%)	31.4%	32.8%	33.3%	34.8%	34.1%	34.2%	35.4%

Gross income	49,345	34,885	17,390	85,819	59,150	39,099	18,964
Restructuring charges included in cost of sales	1,335	789	328	2,274	1,992	1,641	484
Gross income, excluding restructuring charges	50,680	35,674	17,718	88,093	61,142	40,740	19,448

Net Sales	157,393	106,317	52,209	246,920	173,352	114,191	53,520
Gross margin, excluding restructuring charges (%)	32.2%	33.6%	33.9%	35.7%	35.3%	35.7%	36.3%

Operating expenses	-42,812	-28,719	-14,205	-64,129	-48,212	-33,279	-15,618
Restructuring charges included in R&D expenses	1,208	679	257	2,021	1,716	1,169	51
Restructuring charges included in selling and administrative expenses	375	185	47	745	628	548	79
Operating expenses, excluding restructuring charges	-41,229	-27,855	-13,901	-61,363	-45,868	-31,562	-15,488

Operating income	6,579	6,238	3,475	21,805	10,770	5,693	2,133
Net Sales	157,393	106,317	52,209	246,920	173,352	114,191	53,520
Operating margin (%)	4.2%	5.9%	6.7%	8.8%	6.2%	5.0%	4.0%

Operating income	6,579	6,238	3,475	21,805	10,770	5,693	2,133
Total restructuring charges	2,918	1,653	632	5,040	4,336	3,358	614
Operating income, excluding restructuring charges	9,497	7,891	4,107	26,845	15,106	9,051	2,747

Net Sales	157,393	106,317	52,209	246,920	173,352	114,191	53,520
Operating margin, excluding restructuring charges (%)	6.0%	7.4%	7.9%	10.9%	8.7%	7.9%	5.1%

37      Ericsson  |  Third Quarter Report 2016

EBITA AND EBITA MARGIN

Earnings before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net Income	-180	1,566	2,106	6,978	3,118	2,123	1,454
Taxes	-76	670	903	3,329	1,338	909	623
Financial income and expenses	597	527	466	728	621	528	56
Amortization and write-downs of acquired intangibles	691	635	684	979	941	1,094	1,125
EBITA	1,032	3,398	4,159	12,014	6,018	4,654	3,258

Net Sales	51,076	54,108	52,209	73,568	59,161	60,671	53,520
EBITA margin (%)	2%	6%	8%	16%	10%	8%	6%

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net Income	3,492	3,672	2,106	13,673	6,695	3,577	1,454
Taxes	1,497	1,573	903	6,199	2,870	1,532	623
Financial income and expenses	1,590	993	466	1,933	1,205	584	56
Amortization and write-downs of acquired intangibles	2,010	1,319	684	4,139	3,160	2,219	1,125
EBITA	8,589	7,557	4,159	25,944	13,930	7,912	3,258

Net Sales	157,393	106,317	52,209	246,920	173,352	114,191	53,520
EBITA margin (%)	5%	7%	8%	11%	8%	7%	6%

CASH CONVERSION (%)

Cash flow from operating activities divided by the sum of net income and adjustments to reconcile net income to cash, expressed as percent.

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income	-180	1,566	2,106	6,978	3,118	2,123	1,454
Net income reconciled to cash	1,498	1,321	3,631	10,953	6,782	3,413	3,136
Cash flow from operating activities	-2,317	-713	-2,372	21,859	1,560	3,078	-5,900
Cash conversion (%)	-154.7%	-54.0%	-65.3%	199.6%	23.0%	90.2%	-188.1%

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income	3,492	3,672	2,106	13,673	6,695	3,577	1,454
Net income reconciled to cash	6,450	4,952	3,631	24,284	13,331	6,549	3,136
Cash flow from operating activities	-5,402	-3,085	-2,372	20,597	-1,262	-2,822	-5,900
Cash conversion (%)	-83.8%	-62.3%	-65.3%	84.8%	-9.5%	-43.1%	-188.1%

NET CASH, END OF PERIOD

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

	2016			2015
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	24,401	28,931	35,934	40,224	33,950	32,962	35,311
+ Interest-bearing securities, current	18,663	19,846	25,077	26,046	17,597	20,807	30,776
+ Interest-bearing securities, non-current	540	—	—	—	—	—	—
- Borrowings, current	9,007	9,653	2,414	2,376	2,885	3,199	2,847
- Borrowings, non-current	18,283	18,164	22,110	22,744	22,900	22,551	23,496
Net cash, end of period	16,314	20,960	36,487	41,150	25,762	28,019	39,744

38      Ericsson  |  Third Quarter Report 2016

CAPITAL EMPLOYED

Total assets less non-interest-bearing provisions and liabilities.

	2016			2015
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total assets	275,718	277,387	280,325	284,363	278,378	278,916	302,967
Non-interest-bearing provisions and liabilities
Provisions, non-current	170	245	158	176	35	139	198
Deferred tax liabilities	2,052	2,036	2,098	2,472	2,208	3,010	3,156
Other non-current liabilities	2,127	2,030	1,834	1,851	1,802	1,939	1,815
Provisions, current	3,075	3,142	3,374	3,662	4,296	5,215	3,858
Trade payables	21,633	23,709	21,549	22,389	21,734	22,147	24,266
Other current liabilities	52,896	54,394	55,429	58,663	58,523	59,461	70,117
Capital employed	193,765	191,831	195,883	195,150	189,780	187,005	199,557

CAPITAL TURNOVER (TIMES)

Annualized net sales divided by average capital employed.

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	51,076	54,108	52,209	73,568	59,161	60,671	53,520
Annualized net sales	204,304	216,432	208,836	294,272	236,644	242,684	214,080
Average capital employed
Capital employed at beginning of period	191,831	195,883	195,150	189,780	187,005	199,557	189,839
Capital employed at end of period	193,765	191,831	195,883	195,150	189,780	187,005	199,557
Average capital employed	192,798	193,857	195,517	192,465	188,393	193,281	194,698
Capital turnover (times)	1.1	1.1	1.1	1.5	1.3	1.3	1.1

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net sales	157,393	106,317	52,209	246,920	173,352	114,191	53,520
Annualized net sales	209,857	212,634	208,836	246,920	231,136	228,382	214,080
Average capital employed
Capital employed at beginning of period	195,150	195,150	195,150	189,839	189,839	189,839	189,839
Capital employed at end of period	193,765	191,831	195,883	195,150	189,780	187,005	199,557
Average capital employed	194,458	193,491	195,517	192,495	189,810	188,422	194,698
Capital turnover (times)	1.1	1.1	1.1	1.3	1.2	1.2	1.1

39      Ericsson  |  Third Quarter Report 2016

RETURN ON CAPITAL EMPLOYED (%)

The annualized total of operating income plus financial income as a percentage of average capital employed.

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating income	341	2,763	3,475	11,035	5,077	3,560	2,133
Financial income	-226	139	-89	-109	188	-238	684
Annualized Operating income + Financial income	460	11,608	13,540	43,708	21,060	13,288	11,268
Average capital employed
Capital employed at beginning of period	191,831	195,883	195,150	189,780	187,005	199,557	189,839
Capital employed at end of period	193,765	191,831	195,883	195,150	189,780	187,005	199,557
Average capital employed	192,798	193,857	195,517	192,465	188,393	193,281	194,698
Return on capital employed (%)	0.2%	6.0%	6.9%	22.7%	11.2%	6.9%	5.8%

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Operating income	6,579	6,238	3,475	21,805	10,770	5,693	2,133
Financial income	-176	50	-89	526	634	446	684
Annualized Operating income + Financial income	8,537	12,576	13,540	22,331	15,205	12,278	11,268
Average capital employed
Capital employed at beginning of period	195,150	195,150	195,150	189,839	189,839	189,839	189,839
Capital employed at end of period	193,765	191,831	195,883	195,150	189,780	187,005	199,557
Average capital employed	194,458	193,491	195,517	192,495	189,810	188,422	194,698
Return on capital employed (%)	4.4%	6.5%	6.9%	11.6%	8.0%	6.5%	5.8%

EQUITY RATIO (%)

Equity, expressed as a percentage of total assets.

	2016			2015
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total equity	134,012	136,691	145,644	147,366	137,984	136,725	149,051
Total assets	275,718	277,387	280,325	284,363	278,378	278,916	302,967
Equity ratio (%)	48.6%	49.3%	52.0%	51.8%	49.6%	49.0%	49.2%

RETURN ON EQUITY (%)

Annualized net income attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity.

	2016			2015
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income attributable to stockholders of the parent company	-233	1,587	1,966	7,056	3,080	2,094	1,319
Annualized	-932	6,348	7,864	28,224	12,320	8,376	5,276
Average Stockholders’ equity
Stockholders’ equity, beginning of period	135,746	144,699	146,525	137,086	135,565	147,855	144,306
Stockholders’ equity, end of period	133,138	135,746	144,699	146,525	137,086	135,565	147,855
Average Stockholders’ equity	134,442	140,223	145,612	141,806	136,326	141,710	146,081
Return on Equity (%)	-0.7%	4.5%	5.4%	19.9%	9.0%	5.9%	3.6%

	2016			2015
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income attributable to stockholders of the parent company	3,320	3,553	1,966	13,549	6,493	3,413	1,319
Annualized	4,427	7,106	7,864	13,549	8,657	6,826	5,276
Average Stockholders’ equity
Stockholders’ equity, beginning of period	146,525	146,525	146,525	144,306	144,306	144,306	144,306
Stockholders’ equity, end of period	133,138	135,746	144,699	146,525	137,086	135,565	147,855
Average Stockholders’ equity	139,832	141,136	145,612	145,416	140,696	139,936	146,081
Return on Equity (%)	3.2%	5.0%	5.4%	9.3%	6.2%	4.9%	3.6%

40      Ericsson  |  Third Quarter Report 2016

EPS (NON-IFRS), SEK

EPS, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2016			2015
Isolated quarters	Q3	Q2	Q1	Q4	Q3	Q2	Q1

EPS diluted, SEK	-0.07	0.48	0.60	2.15	0.94	0.64	0.40
Restructuring charges	0.27	0.22	0.13	0.15	0.21	0.58	0.13
Amortization and write-downs of acquired intangibles	0.14	0.13	0.14	0.20	0.20	0.23	0.23
EPS (Non-IFRS) diluted, SEK	0.34	0.83	0.87	2.50	1.34	1.45	0.76

	2016			2015
Year to date	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

EPS diluted, SEK	1.01	1.08	0.60	4.13	1.98	1.04	0.40
Restructuring charges	0.62	0.35	0.13	1.07	0.92	0.71	0.13
Amortization and write-downs of acquired intangibles	0.41	0.27	0.14	0.86	0.66	0.46	0.23
EPS (Non-IFRS) diluted, SEK	2.04	1.70	0.87	6.06	3.56	2.21	0.76

41      Ericsson  |  Third Quarter Report 2016